EzFill Holdings, Inc.

67 NW 183rd St.

Miami, FL 33169

June 3, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Fetterolf and Donald Field

Re:	EzFill Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1 Filed May 8, 2024
File No. 333-275761

Dear Messrs. Fetterolf and Field:

This letter is in response to the letter dated May 16, 2024 from the staff of the Securities and Exchange Commission (the “Commission”) addressed to EzFill Holdings, Inc. (the “Company”). For ease of reference, the Company has recited the staff’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 is being filed to accompany this letter.

Amendment No. 4 to Registration Statement on Form S-1 filed May 8, 2024

Cover Page

1.	We note your disclosure on the prospectus cover page that your “common stock is listed on the Nasdaq Capital Market under the symbol “EZFL.” We also note your disclosure on page 13 that the company received a delist determination letter from Nasdaq and that an appeal hearing was held on May 2, 2024. Please revise the cover page to disclose the delist determination letter and include a cross-reference to the applicable risk factor on page 13. To the extent your listing status changes, please revise as applicable. Lastly, if the securities being offered are not listed on a national securities exchange, please disclose the principal United States market where the company has sought and achieved quotation. Refer to Item 501(b)(4) of Regulation S-K.

Response: The cover page to the prospectus has been revised in accordance with the staff’s comment.

Prospectus Summary, page 2

1.	We note your revised disclosure that Mr. Farkas “is a significant lender to the Company,” as well as your deleted disclosure that Mr. Farkas has “lent sums amounting to $2,934,650 through issuance of 15 promissory notes to Next Charging.” Please revise to quantify the total amount outstanding (including accrued interest) that Mr. Farkas and/or NextNRG has loaned to you, including up through the Third April 2024 Note that you discuss on page 53.

In connection therewith, we note that such notes are due “upon the Company completing a capital raise of at least $3,000,000,” and that NextNRG has the right to convert such notes into your common stock upon default. Please revise to address whether you are at risk of default upon consummation of this offering, and to the extent that such notes will convert into your common stock upon default, discuss the resulting dilution risks to investors in this offering. In this regard, while we note your disclosure that you intend to use “approximately $920,000 [of the proceeds] for repayment of debt with an interest rate of 8%,” it appears that you will continue to have outstanding convertible debt after such contemplated repayment and that such debt may convert into your common stock, thereby diluting investors.

Response:

The prospectus summary has been revised to disclose the total amount outstanding lent by Mr. Farkas and/or NextNRG in accordance with the staff’s comment.

As disclosed in the amended registration statement in the “Certain Relationships and Related Party Transactions” section, on May 22, 2024, the Company and NextNRG entered into a letter agreement whereby NextNRG agreed that all of the Company notes held by NextNRG will not mature upon the successful completion of the Company’s public offering. Accordingly, the notes will not go into default, and will not become convertible, upon the closing of the offering, and there is no risk of default or dilution risk in connection therewith.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jeff Cahlon, of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Sincerely,

EzFill Holdings, Inc.

By:	/s/ Yehuda Levy
Interim Chief Executive Officer

cc:	Jeff Cahlon